SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                FOR THE MONTH OF
                                   MARCH 2001


                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)


                              C/O LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                          CURACAO, NETHERLANDS ANTILLES
                                (599) (9) 7366277
                    (address of principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                           Form 20-F _X_ Form 40-F ___


     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]


                                 Yes ___ No _X_

[SAPIENS LOGO]

                                                FOR ADDITIONAL INFORMATION
                                                    Itzick Sharir
                                                    Chief Executive Officer
                                                    Sapiens International
                                                    Tel:  +1-877-554-2426
                                                             +972-8-938-2905
                                                    E-mail: itzick.s@sapiens.com

           SAPIENS ANNOUNCES GENERAL AVAILABILITY OF ITS SUPPLY CHAIN
                    BIZBLOX SOLUTION SUITE IN NORTH AMERICA

     SAPIENS MODULAR BASED SUPPLY CHAIN SOLUTION DELIVERS FAST TIME-TO-VALUE
                            FOR MID-MARKET COMPANIES

IBM Link_2001, Las Vegas. NV-March 21, 2001 Sapiens International Corporation N.V. (NASDAQ: SPNS), a global business solution provider today announced the general availability of its modular-based Supply Chain bizBLOX Solution for the North American market. bizBLOX accelerate time-to-value by delivering industry standard functionality while enabling application reuse and rapid customization without the typical expense, risk and complexity of custom development, and the inflexibility of costly packaged applications.

The bizBLOX suite contains eight core groups: personalization engine, sell-side order generation and maintenance, collaboration support engine, buy-side order generation and maintenance, supply chain planning, finance support, supply chain execution and financial management integration. Sapiens' bizBLOX can be used independently or collectively across the enterprise. The core bizBLOX applications today run on IBM eServer iSeries and zSeries environments. Integration with IBM's WebSphere e-business platforms through Java based standards enables advanced collaboration, personalization and interface customization.

"Sapiens bizBLOX represents a compelling value proposition for mid market companies," said Elaine Case, program director, PartnerWorld for Developers, IBM. "IBM customers in the mid market segment can utilize bizBLOX to benefit from fast return on investment, plus the ability to reuse core processes to deliver a solid supply chain infrastructure."

Kevin O' Marah, Service Director, Supply Chain Strategies at AMR Research is quite bullish about Sapiens' bizBLOX solutions. Kevin believes that Sapiens' heritage in infrastructure systems and its approach to a reusable, modular-based solution with embedded best-practices is ideal for mid-market companies that need to streamline their supply chain.

Gil Arbel, executive vice president of Sapiens International said, "Sapiens' bizBLOX includes industry standard functionality and also offers the flexibility to integrate company-specific best practices. Our bizBLOX are also designed to generate bottom line results for our clients by optimizing the performance across the extended supply chain, rather than individual links."

Sapiens' bizBLOX solution is built on its industry-proven business-rules engine, eMerge, and its supply chain domain expertise. Sapiens has been successfully providing value chain solutions for the past 10 years. Sapiens' domain expertise averages 20 years across a broad range of manufacturing and distribution industries. The Sapiens team is supported by an established history of capabilities including business analysis, legacy integration, rapid application development, web design, and most importantly, a strong deployment track record.


ABOUT SAPIENS

Sapiens International (NASDAQ: SPNS) is a leading provider of large-scale, customized, business-critical software solutions which are developed and delivered in rapid time-to-market. Through its e-Business Integration, Migration, Outsourcing and IT Services business lines, the Company enables its customers to capitalize on their IT assets in the transition to e-business. Sapiens' strategic solutions integrate its proven rapid application development
(RAD) methodology, efficient rule-based object technology, and extensive consulting expertise. Applying proven technologies, including its flagship eMerge(TM) offering, Sapiens ensures a rapid return-on-investment and responsiveness to change. In addition, the Company provides its customers in the insurance/finance and supply chain markets with field-tested, reusable, business components, to expedite deployment of certain applications, as well as dedicated practice groups, which provide business domain expertise.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Groupe Andre, Honda, IBM, International Paper, Principal Financial, Prudential and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at HTTP://WWW.SAPIENS.COM.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

The IBM e-business logo, iSereies, zSeries and WebSphere are trademarks of International Business Machines Corporation. The IBM eServer brand consists of the established IBM e-business logo with the following descriptive "sever" following it.

[SAPIENS LOGO]

                                              FOR ADDITIONAL INFORMATION
                                                  Itzick Sharir
                                                  Chief Executive Officer
                                                  Sapiens International
                                                  Tel:  +1-877-554-2426
                                                           +972-8-938-2905
                                                  E-mail: itzick.s@sapiens.com

                 MEDIA SERVICES, AN AOL TIME-WARNER SUBSIDIARY,
               TO UTILIZE SAPIENS' SUPPLY CHAIN BIZBLOX SOLUTION

SAPIENS DELIVERS MODULAR-BASED, SUPPLY CHAIN EXECUTION SOLUTION
FOR LEADING PUBLISHER

Research Triangle Park, NC-March 19, 2001-Sapiens International Corporation N.V. (NASDAQ: SPNS), a global e-business solutions provider, today announced that Sapiens Americas will provide a supply chain execution system to Media Services. Media Services, an AOL Time-Warner subsidiary, provides business solutions for popular publications such as Southern Living and Cooking Light cookbooks as well as Christmas with Southern Living. Sapiens' recently announced Supply Chain bizBLOX will be the foundation of the solution. The modular-based solution delivers fast time-to-market for inventory management and planning. The bizBLOX solution also delivers rapid return on investment particularly when compared to the costs of custom development and the inflexibility of today's packaged solutions.

Mr. Earle Blackburn, Director, New System Development for Media Services, said:
"The velocity of deployment and the comprehensive nature of the solution made the selection of Sapiens' bizBLOX an easy decision. Our adoption of Sapiens' solutions during the past year continues to be justified by their advancements in technology and supporting services."

"Our Supply Chain bizBLOX solution is built on our business rules-based engine and many years of domain expertise in this arena," said Gil Arbel, Sapiens' Executive Vice President, Sapiens International. "Media Services' decision to adopt our new Supply Chain bizBLOX enables them to leverage their existing best practices while gaining the industry standard functionality for supply chain execution and the flexibility to customize and maintain."

Sapiens has been providing value chain solutions for the past 10 years. The supply chain team's domain expertise averages 20 years across a broad range of manufacturing and distribution industries. The Sapiens team is supported by an established history of capabilities including business analysis, legacy integration, rapid application development, web design, and most importantly, a strong deployment track record.

ABOUT SAPIENS

Sapiens International (NASDAQ: SPNS) is a leading provider of large-scale, customized, business-critical software solutions which are developed and delivered in rapid time-to-market. Through its e-Business Integration, Migration, Outsourcing and IT Services business lines, the Company enables its customers to capitalize on their IT assets in the transition to e-business. Sapiens' strategic solutions integrate its proven rapid application development
(RAD) methodology, efficient rule-based object technology, and extensive consulting expertise. Applying proven technologies, including its flagship eMerge(TM) offering, Sapiens ensures a rapid return-on-investment and responsiveness to change. In addition, the Company provides its customers in the insurance/finance and supply chain markets with field-tested, reusable, business components, to expedite deployment of certain applications, as well as dedicated practice groups, which provide business domain expertise.

Sapiens serves its growing customer base directly and through partnerships with such industry leaders as CSC, IBM and KPMG. The Company's installed base of customers includes 3M, Air France, Argos, Groupe Andre, Honda, IBM, International Paper, Principal Financial, Prudential and Siemens Energy and Automation and other multinational corporations.

You are invited to visit us on the World Wide Web at http://www.sapiens.com.

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the company's accounting policies and other risk factors detailed in the Company's SEC filings.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                        SAPIENS INTERNATIONAL CORPORATION N.V.
                                                     (Registrant)




Date: March 29, 2001                                By: /s/ Steve Kronengold
                                                        --------------------
                                                            Steve Kronengold
                                                            General Counsel